Law Offices of Thomas E. Puzzo, PLLC
4216 NE 70th Street
Seattle, Washington 98115
Telephone: (206) 522-2256 / Facsimile: (206) 260-0111

Writer’s e-mail: tpuzzo@msn.com
Writer’s cell: (206) 412-6868

July 10, 2013

VIA EDGAR

Jacqueline Kaufman
Staff Attorney
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	JH Designs, Inc. (the “Company”) Post-effective Amendment No. 2 to Registration Statement on Form S-1 Filed July 10, 2013 File No. 333-174196

Dear Ms. Kaufman:

Pursuant to the staff’s oral comment of today, July 10, 2013, we respectfully submit this letter on behalf of our client, the Company.

In response to the staff’s oral comment, the Company confirms that it neither offered nor sold any shares of common stock from the prospectus, part of the referenced Form S-1, while the audited financial statements in such prospectus were more than 16 month old.

Please contact the undersigned with any questions, comments or other communications to the Company.

Very truly yours,

By:	/s/ Thomas E. Puzzo

Thomas E. Puzzo